PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

June 24, 2009

Amy Geddes

Securities and Exchange Commission

Washington, D. C. 20549

Re:

Parks! America, Inc.

Form 10-KSB for the year ended December 31, 2007

File No. 000-51254

Dear Mrs. Geddes:

This letter has been prepared as a supplement to Parks! America, Inc.’s letter dated June 23, 2009 in response to the staff’s comment letter dated March 11, 2009. Set forth below is the response to comment #2. For ease of your review, we have included a reference to your original comment and restated your comment before our response.

Form 10-KSB for the Year Ended December 31, 2007

2.

As a related matter, the disclosure provided for the three and nine month periods ended September 30, 2008 as compared to the same periods in 2007 is inadequate. You discuss changes in income statement line items, and attribute such changes to "increased business" or a similarly general explanation. The discussion of results of operations should fully and completely inform the investor of the facts and circumstances surrounding changes in results, not merely point out the amount and percent of such change. Please completely revise this section to address the above concerns. In your next response, please provide us with a draft of the three and nine month comparative disclosure so we can confirm your understanding of how these sections should be structured.

Response:

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The information in this report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included elsewhere in this report and with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Overview

Parks! America, Inc. specializes in the operation of theme parks and parks staffing. Our theme parks division focuses on acquiring, developing and operating local and regional theme parks and attractions in the U.S. We are in the process of building a family of parks primarily through acquisitions of small local or regional privately owned parks. Our goal is to develop a series of compatible, but distinct entertainment and amusement products including themed amusement parks, associated products, food and beverage, and multimedia offerings. The implementation of this strategy has begun with themed amusement parks and attractions. Our business plan is to acquire existing properties with three criteria in mind:

Properties that have an operating history and are profitable;

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Properties where our management team believes the potential exists to increase profits and operating efficiencies; and

Properties where there is additional, underutilized land upon which to expand operations.

It also is our belief that acquisitions should not unnecessarily encumber the Company with debt that cannot be justified by current operations. By using a combination of equity, debt and other non-traditional financing options, we intend to carefully monitor shareholder value in conjunction with our pursuit of growth. Our staffing services division specializes in providing temporary industrial, construction, service and clerical staffing services.

Effective June 11, 2008, the Company changed its name from Great American Family Parks, Inc. to Parks! America, Inc. In addition, effective June 25, 2008, the Company's quotation symbol on the Over-the-Counter Bulletin Board was changed from GFAM to PRKA.

Parks! America, Inc. is the parent corporation of the following wholly owned subsidiaries:

(1)

Wild Animal Safari, Inc., a Georgia corporation that operates and owns the Wild Animal Safari theme park in Pine Mountain, Georgia.

(2)

Park Staffing Services LLC., a California corporation that owns and operates a staffing business in Bakersfield, California.

(3)

Wild Animal, Inc., a Missouri corporation that operates and owns the Wild Animal Safari theme park in Strafford, Missouri.

Results of Operations

Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007

Revenues for the three months ended September 30, 2008 were $3.5 million as compared to $0.6 million for the three months ended September 30, 2007. The increase relates primarily to the recently acquired business Park Staffing Services late last year which generated $2.3 million during the third quarter of this year. In addition, the Company’s new Missouri theme park generated $273,000 of revenue during this period and it opened in March of this year.

The following table breaks down the three month results by subsidiary:

	3 Months Ended September 30, 2008				2007
	Georgia Park	Missouri Park	Park Staffing	TOTAL	Georgia Park
Net Sales	920	273	2,255	3,448	560
Cost of Sales	(145)	(32)	(1,811)	(1,988)	(168)
Gross Profit	775	241	444	1,460	392
Gross Profit %	84%	88%	20%	42%	70%
Operating Expenses	(366)	(217)	(293)	(876)	(176)
Operating Profit	409	24	151	584	216
Operating Profit %	44%	9%	7%	17%	39%
Depreciation & Interest	(86)	(61)	(33)	(180)	(71)
Contribution Margin	323	(37)	118	404	145
	Corporate and Other , net			(267)	(59)
	Net Profit			137	86

Gross profit increased by $1.1 million to $1.5 million for the three months ended September 30, 2008 compared to $391,798 for the three months ended September 30, 2007.

The operating profit of the Georgia theme park benefited from higher pricing and higher attendance. The Missouri theme park which just opened in March 2008 had a negative contribution margin during the third quarter. We are working to build the attendance at this park and our goal is to have it producing a positive contribution margin by 2010. Park Staffing contributed $118,000 in margin bringing the total margin to $404,000 versus last year’s margin of $145,000.

Corporate spending and Other, net was $267,000 versus $59,000 last year for the three month period. Our costs for the three months were higher for corporate salaries, office rent and supplies, and outside professional accounting services. The higher office expenses in 2008 were a result of moving corporate headquarters from Idaho to California.

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Our net profit was $137,448 for the three months ended September 30, 2008 compared to net profit of $85,845 for the three months ended September 30, 2007. The increase in net profit for the three months ended September 30, 2008 was due to improved performance at the Georgia theme park, the addition of Park Staffing partially offset by higher spending at Corporate.

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

The following table breaks down the nine month results by subsidiary:

	Year-to-date September 30, 2008				2007
	Georgia Park	Missouri Park	Park Staffing	TOTAL	Georgia Park
Net Sales	2,248	437	6,800	9,485	2,157
Cost of Sales	(315)	(55)	(5,540)	(5,910)	(315)
Gross Profit	1,933	382	1,260	3,575	1,842
Gross Profit %	86%	87%	19%	38%	85%
Operating Expenses	(1,040)	(400)	(879)	(2,319)	(1,047)
Operating Profit	893	(18)	381	1,256	795
Operating Profit %	40%	-4%	6%	13%	37%
Depreciation & Interest	(264)	(137)	(151)	(552)	(260)
Contribution Margin	629	(155)	230	704	535
	Corporate and Other , net			(596)	(213)
	Net Profit			108	322

Revenues for the nine months ended September 30, 2008 were $9.5 million as compared to $2.2 million for the nine months ended September 30, 2007 primarily as a result of acquiring Park Staffing Services on September 30, 2007 and having it operating for all nine months this year and no revenue in 2007. In addition, the Company opened the Missouri theme park in March 2008 and it has generated $437,000 since opening this year. The Georgia theme park revenue increased $98,000, or 4%, as a result of slightly higher pricing and 2% higher attendance in 2008 versus 2007.

The gross profit at the Georgia park improved as a result of the higher pricing mentioned above and flat spending on cost of goods sold. The Missouri theme park just opened its doors at the end of March 2008 and management’s goal for Missouri theme park is to generate a positive contribution margin starting in 2010. Park Staffing Services generated $6.8 million in revenue and contributed $230,000 in margin year to date.

Corporate overhead spending and Other, net increased $383,000 during the first nine months of 2008 as a result of higher salaries (increased $77,000), office rent and supplies (increased $64,000), outside professional accounting services (increased $50,000) and Directors fees (increased $16,000). In addition, last year’s Other income benefited from $125,000 consultation fee earned by Executive Management for assisting another corporation. The higher office expenses in 2008 were a result of moving corporate headquarters from Idaho to California.

Our net profit was $107,850 for the nine months ended September 30, 2008 compared to net profit of $322,004 for the nine months ended September 30, 2007. The decrease in profitability was the result of the start-up loss at the Missouri theme park and higher overhead spending. Last year’s earnings also benefited from a onetime $125,000 consultation fee generated by Executive Management.

Liquidity and Capital Resources

Our total current assets at September 30, 2008 were $1,865,636 including $296,836 in cash, as compared with $2,055,105 in total current assets at December 31, 2007, which included cash of $554,212. Additionally, we had shareholders equity in the amount of $4,422,613 at September 30, 2008, as compared to shareholders equity of $4,297,163 at December 31, 2007, a change of $125,450.

Our accounts receivable at September 30, 2008 was $1,220,701, compared to $1,247,938 at December 31, 2007. The change in accounts receivable is primarily due to seasonal changes. In recent months, worldwide economic conditions have deteriorated significantly in the United States and other countries, and may remain depressed for the foreseeable future. These events compounded with the seasonality of our staffing business may negatively impact our future financial position and liquidity. As of September 30, 2008 we do not believe that we have significant credit risks with our accounts receivable.

As of September 30, 2008, we had a decreased working capital of $37,281 as compared to $426,141 at December 31, 2007. The decrease is due to the expansion of operations and certain costs of the second theme park.

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The current portion of long-term debt at September 30, 2008 was $443,781 compared to $392,536 as of December 31, 2007. As of September 30, 2008, our total debt was $4,889,058 as opposed to $2,949,049 as of December 31, 2007. We believe that we have sufficient cash, other current assets and operating cash flow to sustain foreseeable operations throughout the next fiscal year.

Any future capital raised by our company is likely to result in substantial dilution to existing stockholders. We are reviewing expenses and costs so we can curtail or cut expenditures as necessary. During 2009, the Stafford Missouri Park will have a complete year of operation and has approximately 450 animals on display and improved operations. Our principal source of revenues is from existing operations, which are expected to provide sufficient cash flow to service our current debt.

In connection with responding to the above comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Respectfully submitted,

/s/ Tristan R. Pico

Tristan R. Pico

Chief Executive Officer

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